January 26, 2015

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.  20549

Re:

World Media & Technology Corp. (Formerly Halton Universal Brands, Inc.)

Form 8-K

Filed November 4, 2014

File No. 333-192156

Dear Mr. Kluck:

This letter is in response to your comment letter dated January 12, 2015.  Below is the Company’s response to your comments:

1.

Item 9.01(c) of Form 8-K states that the financial statements and pro forma financial information required by Item 9.01 must be included in the initial report if the company was a shell company prior to the transaction. As explained in our November 17, 2014 letter, you appear to be have been a “shell company” immediately before the business combination with World Assurance Group, Inc. Accordingly, please amend the Form 8-K to provide the financial statements and pro forma financial information required by Item 2.01(f) and Item 9.01. See also SEC Release 34-52038.

The Company is still working through the required financial information disclosure with its auditor.  Although it is taking longer than originally anticipated, we are confident that the work will be completed soon, and we expect to file the required financial information by no later than the end of this week.

In connection with responding to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fabio Galdi

Fabio Galdi

Chief Executive Officer

World Media & Technology Corp.